Exhibit (e)(15)

☐ Small Claims ☐ County Court ☒ District Court ☐ Probate Court ☐ Juvenile Court ☐ Water Court City and County of Golden, Colorado Court Address: 100 Jefferson County Parkway Golden, Colorado 80401	EFILED Document CO Jefferson County District Court 1st. JD Filing Date: Feb 17 2010 11:20AM MST Filing ID: 29601639 Review Clerk: Imran Sufi

Plaintiff: JOSEPH F. SHAM, on behalf of himself and all others similarly situated,

v.

Defendants: Defendants: GLOBAL MED TECHNOLOGIES, INC., MICHAEL RUXIN, THOMAS MARCINEK, T. KENDALL HUNT, SARAH EARMES, ROBERT GILMORE, HAEMONETICS CORPORATION, and	▲ COURT USE ONLY ▲

Attorneys for Plaintiff and Class:	Case Number:

Kip B. Shuman	Ctrm:
Rusty E. Glenn THE SHUMAN LAW FIRM 885 Arapahoe Avenue Boulder, CO 80302 (303) 861-3003 (303) 484-4886 (fax)

CLASS ACTION COMPLAINT

     Plaintiff Joseph F. Sham, by his undersigned attorneys, for his class action complaint against defendants, alleges upon knowledge as to his own acts and upon information and belief as to all other matters, based upon the investigation made by and through his attorneys, which investigation included, inter alia, the review of United States Securities and Exchange Commission (“SEC”) filings, press releases, analyst reports, news articles and other materials, as follows:

     1. Plaintiff brings this action individually and as a class action on behalf of all persons, other than defendants, who own the securities of Global Med Technologies, Inc. (“Global Med” or the “Company”) and who are similarly situated, for injunctive relief against consummation of the Agreement and Plan of Merger, dated January 31, 2010 (the “Merger Agreement”) among Global Med and Haemonetics Corporation, through its wholly-owned subsidiary Atlas Acquisition Corp. (collectively “Haemonetics” or the “Buyer”) .
     2. Alternatively, in the event that the proposed merger (“Proposed Merger”) is consummated, plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by defendants to the Company’s stockholders.
     3. On January 31, 2010, Haemonetics announced that it had entered into the Merger Agreement with Global Med, pursuant to which it would commence a tender offer for a majority of Global Med’s outstanding shares for $1.22 per share (the “Tender Offer”).
     4. On February 1, 2010, Global Med issued a press release and filed a Form 8-K with the SEC which disclosed that Global Med had entered into the Merger Agreement with Haemonetics on January 31, 2010. The February 1, 2010 press release, entitled “Haemonetics Announces Definitive Agreement to Acquire Global Med Technologies, Inc. Strategic Acquisition Broadens Blood Management Software Solutions to Customers across the Blood Supply Chain,” was annexed as an Exhibit to the February 1, 2010 Form 8K, and states in pertinent part:
February, 1, 2010, El Dorado Hills, CA and Braintree, MA, USA and Limonest, France — Haemonetics Corporation (NYSE: HAE) and Global Med Technologies, Inc. (OTCBB: GLOB) today announced a definitive agreement under which Haemonetics will acquire Global Med for approximately $60 million in a cash tender offer.
* * *

Under the terms of the agreement, Haemonetics will commence a tender offer to purchase all outstanding shares of Global Med’s common stock at $1.22 per share and preferred stock at approximately $1,694 per share. The tender offer is conditioned on the tender of a majority of the outstanding shares of Global Med’s common and preferred stock, and subject to other customary closing conditions. The $60 million estimated net value of the transaction is based on Global Med’s 49 million diluted common equivalent shares outstanding. Haemonetics will fund the acquisition from available cash and anticipates that it will continue to have more than $100 million in cash on the balance sheet at fiscal year end.
     5. The Proposed Merger and the defendants’ acts, as more particularly alleged herein, constitute a breach of defendants’ fiduciary duties owed to Global Med’s public stockholders, and a violation of applicable legal standards governing defendants herein.
     6. Defendants’ decision to accept the proposal at a grossly unfair and inadequate price was made in breach of defendants’ fiduciary duties to take all necessary steps to ensure that Global Med stockholders would receive the maximum value realizable for their shares of Company stock reasonably available on the market in any transaction effecting the change of corporate control of the Company. As set forth in further detail herein, the proposed price is grossly unfair, and accepting Haemonetics’s offer would constitute a breach of the director’s fiduciary duties.
JURISDICTION AND VENUE
     7. This Court has jurisdiction over this action and over defendants because Global Med is a corporation headquartered in this County and State at all relevant times and because the improper conduct alleged in this Complaint occurred in and/or was directed at this State. Additionally, this Court has jurisdiction over each of the defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

     8. Venue is proper in this Court since Global Med’s principal place of business is located in Jefferson County, Colorado at all relevant times, defendants Global Med and Atlas are incorporated under the laws of the State of Colorado, and because the improper conduct alleged in this Complaint occurred in and/or was directed at this County.
     9. This action challenges the internal affairs or governance of Global Med and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).
PARTIES
     10. Plaintiff Joseph F. Sham owns and has, at all relevant times, owned shares of Global Med common stock.
     11. Global Med is a Delaware corporation with its principal offices located at 12600 West Colfax, Lakewood, Colorado. Global Med is an international healthcare information technology company which develops regulated and non-regulated products and services for the healthcare industry. As a leading provider of blood and laboratory systems and services, Global Med’s products are deployed in 20 countries and serve over 2,100 transfusion centers, blood banks and laboratory sites.
          (a) Global Med’s division, Wyndgate Technologies, is a leader in software products and services for donor centers and hospital transfusion services. Wyndgate’s eDonor product offers innovative web-based tools for donor relationship management. Hemo-Net, Wyndgate’s remote hosting service, provides secure, economical solutions for healthcare organizations.
          (b) PeopleMed, Inc., a Global Med subsidiary, implements cost-effective software validation, consulting and compliance solutions to hospitals and donor centers.

          (c) Global Med’s European subsidiary, Inlog, SA, is a leading developer of donor center and transfusion management systems as well as cellular therapy software, laboratory information systems and quality assurance medical software systems internationally.
          (d) Global Med’s shares are traded on the OTC Market.
     12. Defendant Michael I. Ruxin, M.D. (“Ruxin”) is and has been at all relevant times a director and Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of Global Med.
     13. Defendant Thomas F. Marcinek (“Marcinek”) is and has been at all relevant times a director and President and Chief Operating Officer of Global Med.
     14. Defendant T. Kendall Hunt (“Hunt”) is and has been at all relevant times a director and President and Chief Operating Officer of Global Med.
     15. Defendant Sarah L. Barnes (“Eames”) is and has been at all relevant times a director and President and Chief Operating Officer of Global Med.
     16. Defendant Robert R. Gilmore (“Gilmore”) is and has been at all relevant times a director and President and Chief Operating Officer of Global Med.
     17. Defendants Ruxin, Marcinek, Hunt, Eames, and Gilmore are hereinafter referred to as the “Director Defendants.”
     18. The Director Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner in the best interests of the Company’s stockholders.
     19. Defendant Haemonetics is a Massachusetts corporation with its principal place of business at 400 Wood Road, Braintree, Massachusetts 02184. Haemonetics is a global healthcare company that provided blood management solutions for its customers. Haemonetics’s devices and consumables, information technology platforms, and consulting services help its customers improve clinical outcomes and reduce the cost of healthcare for blood collectors, hospitals, and patients.
     20. Defendant Atlas is a wholly-owned subsidiary of Haemonetics and is incorporated under the laws of the State of Colorado.
CLASS ACTION ALLEGATIONS
     21. Plaintiff brings this action individually on his own behalf and as a class action on behalf of all stockholders of the Company (except defendants herein and any person, film, trust, corporation, or other entity related to or affiliated with any defendant) and their successors in interest, who are or will be threatened with injury arising from defendants’ actions as described herein (the “Class”).
          (a) This action is properly maintainable as a class action.
          (b) The Class is so numerous that joinder of all members is impracticable. There are over 36 million shares of Global Med common stock outstanding. The number and identities of record holders of the Company’s securities can easily be determined from the stock transfer journals maintained by Global Med or its agents. The disposition of their claims in a class action will be of benefit to the parties and to the Court.
          (c) There is a well-defined community of interest in the questions of law and fact involved affecting the members of the Class. Among the questions of law and fact common to the Class are, inter alia, the following:
          (i) Whether Haemonetics’s acquisition offer of $1.22 per share of Global Med common stock is grossly inadequate and provides value to Global Med stockholders substantially below the fair or inherent value of the Company;

          (ii) Whether the Director Defendants have failed to take all reasonable steps necessary to ensure that Global Med stockholders will receive the maximum value realizable for their shares of Global Med common stock;
          (iii) Whether the Director Defendants have failed to act with independent business judgment and to act solely in the best interests of the Company’s stockholders; and
          (iv) Whether plaintiff and the other members of the Class would be irreparably damaged if the Proposed Merger complained of herein were to be consummated.
     22. Plaintiff is a member of the Class, is committed to prosecuting this action, and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and he has the same interests as the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate Class representative.
     23. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     24. Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS
     25. By the acts, transactions, and courses of conduct alleged herein, defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of the Director Defendants’ fiduciary duties, are attempting to deceive the plaintiff and the Class and deprive them unfairly of their investment in Global Med.
Global Med’s Impressive Track Record of Growth
     26. Global Med has been quietly reporting steady increases in its revenue and operating income growth. On May 15, 2009, Global Med issued a press release disclosing its first quarter 2009 results entitled “Global Med Technologies, Inc. Reports Profitability, Record Operating Income and 10th Consecutive Quarter of Record Revenue Growth Operating Income Exceeds $1 Million; Recurring Revenues Climb 84%.” The May 15, 2009 press release announces that Global Med “reported profitability and its tenth consecutive quarter of revenue growth for the first quarter ended March 31, 2009.”
     27. On August 13, 2009, Global Med issued a press release disclosing its second quarter 2009 results entitled “First Half Revenues are Record High First Half and Q2 Revenues Rose 74% and 66%, Respectively Recurring Revenues Climb 20%.” The August 13, 2009 press release announces:
record revenues of $16.418 million for the first half of 2009 represent an increase of $6.980 million or 74% over the $9.438 million recorded for the first half of 2008. In the first half of 2009, operating income improved to $1.678 million from $958 thousand during the first half of last year. The Company’s net income for the first half of 2009 was $593 thousand, or $0.02 per basic common share outstanding, versus $512 thousand, or $0.02 per basic common share outstanding, for the first half of 2008.
Global Med’s revenues of $8.059 million for the second quarter of 2009 represent an increase of $3.214 million or 66% over the $4.845 million recorded for the comparable 2008 period. In the second quarter of 2009, operating income improved to $621 thousand from $333 thousand during the comparable 2008 period. The Company’s net income for the second quarter of 2009 increased 79% to $272 thousand, or $0.01 per basic common share outstanding, from $152 thousand, or $0.01 per basic common share outstanding, for the comparable 2008 period. While the Company’s acquisitions of Inlog and eDonor in 2008 were the primary drivers of revenue growth in both the second quarter and half year results, the solid operating performance of the Company’s Wyndgate Division was the primary driver of the improvement in operating income for both periods.
Global Med’s cash flow from operations for the first half of 2009 was $3.891 million, a more than fourfold increase over the $887 thousand recorded for the first half of 2008. Recurring annual maintenance revenues for the quarter were running at an annualized rate of over $16.7 million. Based on the backlog as of June 30, 2009, the Company’s annual recurring revenues, when all contracted customer sites are implemented, will be nearly $18.0 million, an increase of 20% over 2008. The Company’s backlog of unrecognized software license fees and implementation fees as of June 30, 2009 was approximately $8.8 million, an increase of 59% over 2008. (Emphasis added).
     28. On November 11, 2009, Global Med issued a press release disclosing its third quarter 2009 results entitled “First Nine Months Revenues are Record High, $23.68 Million Record Q3 Net Income of $1.10 million* and Revenues of $7.26 million.” The November 11, 2009 press release reports record revenue. Although a substantial portion of this amount was attributable to a one-time reversal of a $1.004 million legal accrual, the remaining results demonstrate impressive, continued growth, particularly on a 9-month basis compared to the same period during 2008:
For the nine months ended September 30, 2009, income from operations improved to $2.80 million from $840 thousand for the comparable period during 2008. The Company’s net income for the first nine months of 2009 was $1.70 million, or $0.05 per basic common share outstanding, versus $284 thousand, or $0.01 per basic common share, for the comparable period during 2008. (Emphasis added).

The Merger Agreement
     29. On January 31, 2010, Global Med announced that its board received a proposal to acquire a majority of the outstanding common stock of Global Med for $1.22 per share in cash or Haemonetics common stock. With approximately 49 million diluted common equivalent shares outstanding, the estimated net value of Haemonetics’s $1.22-per-share offer is approximately $60 million.
     30. Haemonetics has not yet commenced its tender offer, but announced that it plans to consummate the Proposed Merger in the fourth quarter of 2010.
Unfairness of the Proposed Merger
     31. Despite the apparent premium to the pre-announcement closing price, the proposed value of $1.22 per share to be paid to the members of the Class is unconscionable, unfair, and inadequate and constitutes unfair dealing because, among other things, the intrinsic value of the Company’s stock is in excess of the $60 million “stated” value, giving due consideration to the possibilities of growth and profitability of Global Med in light of its business, earnings and earnings power, present and future. The Proposed Merger fails to consider the bright prospects of Global Med. As the reported results for the first three quarters of 2009 demonstrate, Global Med has been experiencing enviable growth in its operating income and revenue growth.
     32. Accordingly, should the Director Defendants accept this manifestly unfair offer, they will have failed to take all reasonable steps necessary to ensure that the Company’s stockholders would receive the maximum value realizable for their shares in any transaction effecting the change of corporate control. Specifically, the Director Defendants failed to implement an adequate bidding mechanism to foster a fair auction of the Company to the highest bidder or to sufficiently explore strategic alternatives that would maximize value to the plaintiff and the Class.
     33. Consequently, plaintiff and the Class have been and will be damaged in that they have been deceived, are the victims of unfair dealing, and are not receiving the fair value of Global Med’s assets and businesses.
     34. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to the plaintiff and to the Class, and will succeed in their plan to exclude the plaintiff and the Class from the fair proportionate share of Global Med’s valuable assets and businesses.
     35. Plaintiff and the Class have no adequate remedy at law.
JURY TRIAL DEMANDED
     36. Plaintiff hereby demands a trial by jury.
     WHEREFORE, the plaintiff claims:
     1. judgment determining that this action is a proper class action and that plaintiff is a proper class representative;
     2. judgment declaring that defendants have breached their fiduciary duties to plaintiff and the Class and/or aided and abetted such breaches;
     3. awarding plaintiff and the Class monetary and/or rescissory damages;
     4. reasonable attorney’s fees, expert fees, and other expenses and costs;
     5. costs;
     6. interest; and
     7. such other relief as the Court may find just and proper.

February 17, 2010	Respectfully submitted,

/s/ Kip B. Shuman

Kip B. Shuman
Rusty E. Glenn
THE SHUMAN LAW FIRM
885 Arapahoe Avenue
Boulder, CO 80302
(303) 861-3003
(303) 484-4886 (fax)

Local Counsel for Plaintiff

HARWOOD FEFFER LLP
Robert I. Harwood
488 Madison Avenue, 8th Floor
New York, NY 10022
Telephone: (212) 935-7400

Of Counsel for Plaintiff